U.S. SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549
                             FORM 12b-25

                      STAMPEDE WORLDWIDE, INC.

                     NOTIFICATION OF LATE FILING

SEC FILE NUMBER  333-51302

CUSIP NUMBER  852843200

(Check One):

[ X ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended:  September 30, 2000

[ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I--Registrant Information

Stampede Worldwide, Inc.
Full Name of Registrant

Chronicle Communications, Inc.
Former Name if Applicable

3910 Riga Boulevard, Tampa, Florida 33619
Address of Principal Executive Office (Street and Number) City, State and
Zip Code

Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) is attached hereto, if applicable.

Part III--Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

Due to the condition of the financial records of acquired companies, none of which had been subjected to a previous audit, additional time is required to complete the audit of the Registrant's consolidated financial statements at and for the year ended September 30, 1999.

Part IV--Other Information

(1) Name and telephone number of person to contact in regard to this notification

John V. Whitman, Jr.           (813)            630-2762
(Name)                      (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[ X ] Yes   [ ] No

 (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ X ] Yes   [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During fiscal 2000, the Registrant completed an acquisition of an internet solutions provider to establish the Registrant's information technology division. This transaction qualifies for treatment as a pooling of interests for purposes of generally accepted accounting principles. Also, the Registrant's subsidiary, Bright Now, Inc. filed a petition for relief under Chapter 7 of the United States Bankruptcy Code for protection from creditors, in February 2000. In July 2000, the Registrant returned all titles, rights and interests in Bartow Communications, Inc. to its former owner. In September 2000, the Registrant entered into an agreement with the Tampa Bay Buccaneers of the National Football League to become a Pewter Partner sponsor, which includes advertising and other promotional rights. The Registrant also has acquired significant fixed assets including the 32,000 square feet corporate headquarters and the new printing press. The Registrant believes these and other capital acquisitions will lead to significant increases in depreciation expenses for fiscal 2000. Due to these actions, the Registrant anticipates reporting a consolidated loss for the period.

Stampede Worldwide, Inc. (formerly, Chronicle Communications, Inc.) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

By:  /s/ John V. Whitman, Jr.
     John V. Whitman, Jr., Chairman of the Board

Date:  December 27, 2000



Exhibit A
Statement of Independent Certified Public Accountants

We hereby state that we are unable to provide the certified audit report on the consolidated financial statements of Stampede Worldwide, Inc. (formerly Chronicle Communications, Inc) on or before the prescribed due date, because of delays resulting from the condition of the financial records of acquired companies.

/s/ Bella, Hermida, Gillman, Hancock & Mueller
Certified Public Accountants
Plant City, Florida
December 27, 2000